Exhibit 99.1

Foresight Signs Agreement with Global Vehicle Manufacturer

The agreement consists of two POC projects to evaluate Foresight’s automatic camera calibration and stereo vision enhancement solutions

Ness Ziona, Israel – August 14, 2023 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (“Foresight” or the “Company”), an innovator in automotive vision systems, announced today the signing of an agreement for two proof of concept (POC) projects with a leading global vehicle manufacturer.

The vehicle manufacturer currently uses stereo cameras in its advanced driver assistance systems (ADAS), enabling 3D depth perception and distance analysis. These features can be used, for example, for adaptive cruise control and lane departure warning, ensuring a safer driving experience. The vehicle manufacturer has chosen to evaluate Foresight’s stereo vision solutions to improve safety measures even further.

The purpose of these POC projects is to assess the accuracy of Foresight’s unique automatic calibration capabilities in enhancing 3D depth perception. In addition, the vehicle manufacturer will assess Foresight’s Mono2Stereo™ perception enhancement solution to be used with its existing mono cameras which have different fields of view. Upon successful completion of the projects, the vehicle manufacturer may integrate Foresight’s technology into its passenger vehicles. This integration could lead to improved precision in distance measurement, as well as object detection and classification, ultimately enhancing the overall safety system of the automaker’s vehicles.

“We believe that our collaboration with another leading global vehicle manufacturer validates the importance of Foresight’s technology in the automotive world and could lead to additional opportunities in the automotive sector. This vote of confidence from an important player in the automotive industry reinforces our commitment to develop advanced software-based vision solutions that will be widely implemented and could save lives by redefining road safety,” said Haim Siboni, CEO of Foresight.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration and dense three-dimensional (3D) point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the POC projects and the intention of the vehicle manufacturer to evaluate Foresight’s stereo vision solutions to improve safety measures, the potential benefits from the use its technology, that the vehicle manufacturer may integrate Foresight’s technology into its passenger vehicles and the belief that the collaboration validates the importance of Foresight’s technology in the automotive world and could lead to additional opportunities in the automotive sector. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 30, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654